 SMART VENTURES, INC.

1066 WEST HASTINGS STREET, SUITE 2610

VANCOUVER, BC V6E 3X2

604.602.1717       604.687.6755 FAX

May 12, 2008

VIA FACSIMILE AND EDGAR

Mark P. Shuman, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Smart Ventures, Inc.

Registration Statement on Form S-1

File No. 333-150064

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Smart Ventures, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, May 16, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•

that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SMART VENTURES, INC.

By: /s/ Nadir Walji

Name: Nadir Walji

Title:  Chief Executive Officer & President